UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

COMMISSION FILE NUMBER 0-10587

RESOURCE BANK STOCK AND 401(K) SAVINGS PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

RESOURCE BANK STOCK AND 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2005 AND 2004

Resource Bank Stock and 401(k) Savings Plan

Certified Public Accountants

Specialized Services

Business Solutions

Report of Independent Registered Public Accounting Firm

Plan Administrator

Resource Bank Stock and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Resource Bank Stock and 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for the year ended December 31, 2005. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virginia Beach, Virginia

May 17, 2006

2101 Parks Avenue, Suite 300

Virginia Beach, VA 23451

ph: 757-417-8900

fax: 757-491-1968

www.goodmanco.com

Serving Our Clients Since 1932

Resource Bank Stock and 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2005	2004
Investments	$18,754,495	$17,487,673

Cash	11,769	61,681

Receivables
Participant contributions	35,342	—
Employer contributions	57,143	36,381

Total receivables	92,485	36,381

Net assets available for benefits	$18,858,749	$17,585,735

The accompanying notes are an integral part of these financial statements.

Resource Bank Stock and 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions to net assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(564,948)
Interest and dividends	635,913

70,965

Contributions
Participant	2,044,657
Rollover	85,433
Employer	746,496

2,876,586

Total additions	2,947,551

Deductions from net assets attributed to
Benefits paid to participants	1,446,320
Administrative expenses	228,217

Total deductions	1,674,537

Net change	1,273,014

Net assets available for benefits
Beginning of year	17,585,735

End of year	$18,858,749

The accompanying notes are an integral part of these financial statements.

Resource Bank Stock and 401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan

The following description of the Resource Bank (Company) Stock and 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Resource Bank. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 90 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute up to 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. Additional Company contributions may be made at the option of the Company’s board of directors. Company contributions are invested in Company stock. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service, as defined. A participant is 100 percent vested after two years of credited service.

Forfeited Accounts

At December 31, 2005 forfeited nonvested accounts totaled $39,699. These accounts are first used to reduce administrative expenses of the Plan, then used to reduce Company contributions.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination, if the vested portion of the participant account is over $1,000, the participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installment payments or a combination of both options. If upon termination of service, the participant’s vested account is under $1,000, a participant will receive the value of the vested interest in his or her account as a lump sum distribution.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except participant loans. Quoted market prices are used to value investments. Participant loans are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2005	2004
Fulton Financial Corporation common stock, 536,871 and 451,732 shares, respectively	$9,448,930	$10,529,874
American Funds Income Fund of America - A, 88,745 and 53,137 shares, respectively	1,607,174	1,041,910
Janus Advisor Capital Appreciation, 43,934 and 35,943 shares, respectively	1,262,234	901,096
Lord Abbett Affiliated Fund - A, 89,585 and 77,704 shares, respectively	1,258,670	1,148,468
Calamos Growth Fund - A, 22,477 shares	1,237,593	*
Scudder Kemper Blue Chip - A, 54,990 and 49,168 shares, respectively	1,095,399	915,993
Schwab S&P 500 Index Fund - 50,256 shares	964,914	*

*	Investment does not represent 5 percent or more of the Plan’s net assets at the end of this year.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $564,948 as follows:

Common stocks	$(771,800)
Mutual funds	206,852

$(564,948)

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2005 and 2004 and for the year ended December 31, 2005 is as follows:

	2005	2004
Net assets
Fulton Financial Corporation common stock	$4,400,467	$4,219,234
Employer contribution receivable	57,143	36,381

	$4,457,610	$4,255,615

Change in net assets
Depreciation in value	$(210,765)
Dividends	150,577
Contributions	746,496
Benefits paid to participants	(484,225)
Administrative expenses	(88)

	$201,995

5.	Related Party Transactions

Certain plan investments are shares of stock in Fulton Financial Corporation, the parent of the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. The fair market value of the Plan’s assets are based on quotes from an active market.

Fees paid to Milliman, Inc. or its affiliates by the Plan for trustee and record keeping services were $228,217 for 2005. The investments also have internal expenses that compensate Charles Schwab or its affiliates.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

7.	Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated July 25, 2002. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.	Risks and Uncertainties

The Plan invests in various investment securities and in Company stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Investments are also exposed to concentration of credit risk due to the amount of funds invested in Company stock. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statement of the net assets available for benefits.

* * * * *

Supplemental Schedule I

Resource Bank Stock and 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 54-1414459 Plan 001

December 31, 2005

Identity of issue, borrower, lesser or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost		Current value
* Schwab	305,485 shares of Retirement Advantage Money Fund	$	**	$305,485
Scudder Kemper	54,990 shares of Blue Chip Fund - A		**	1,095,399
* Schwab	50,256 shares of S&P 500 Index Fund - A		**	964,914
American Funds	9,339 shares of EuroPacific Growth Fund - A		**	379,426
Calamos	22,477 shares of Calamos Growth Fund - A		**	1,237,593
American Beacon	18,549 shares of American AAdvantage Small Cap Value Plan		**	371,535
American Funds	88,745 shares of Income Fund of America- A		**	1,607,174
Lord Abbett	89,585 shares of Affiliated Fund- A		**	1,258,670
Janus	43,934 shares of Janus Advisor Capital Appreciation		**	1,262,234
Pimco	78,394 shares of PimcoTotal Return Fund - D		**	823,135
* Fulton Financial Corporation	536,871 shares of common stock		5,313,768	9,448,930

			$5,313,768	$18,754,495

*	- Identified as a party-in-interest
**	- Cost omitted for participant directed investments

See report of independent registered public accounting firm.

Supplemental Schedule II

Resource Bank Stock and 401(k) Savings Plan

Schedule of Reportable Transactions

Schedule H, Line 4j

EIN 54-1414459 Plan 001

Year Ended December 31, 2005

Identity of party involved	Description of asset	Purchase price	Selling price	Cost of assets	Net gain or (loss)
Fulton Financial shares	Common stock	$1,456,958	$—	$1,456,958	$—
Fulton Financial shares	Common stock	809,110	1,519,965	809,110	710,855

		$2,266,068	$1,519,965	$2,266,068	$710,855

This schedule presents transactions in any security for which the aggregate of such transactions in the security exceed five percent of plan assets at January 1, 2005.

See report of independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Resource Bank Stock and 401(k) Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

RESOURCE BANK STOCK AND 401(K) SAVINGS PLAN

By:	/s/ Lou Yoka

Date: June 29, 2006